||||| 13010093 (barcode)

\TES
NGE COMMISSION
C. 20549



SEC
Mail Processing
Section

FEB 2 7 2013

Washington DC

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... 12.00 | |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-45588 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2012_____ AND ENDING_____12/31/2012_____

                                     MM/DD/YY                                  MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

918 Exeter Crest

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

                         (No. and Street)

Villanova                      PA                   19085
(City)                         (State)                 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                            (Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

### Rosen Seymour Shapss Martin & Company LLP

                      (Name – *if individual, state last, first, middle name*)

| 757 Third Avenue | New York | New York | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/8/13

## OATH OR AFFIRMATION

I, _____Charles Marshall_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Farrell Marsh & Co._____, as of _____31 December_____, 20_12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_Courtney M. Lawless_
Notary Public

NOTARIAL SEAL
COURTNEY M LAWLESS
Notary Public
UPPER MERION TWP., MONTGOMERY CNTY
My Commission Expires Feb 4, 2014

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FARRELL MARSH & CO.**
(An S Corporation)

**FINANCIAL STATEMENTS AND**
**OTHER FINANCIAL INFORMATION**
**AND**
**SUPPLEMENTARY INFORMATION**

Year Ended December 31, 2012

**WITH**
**INDEPENDENT AUDITORS' REPORT**

FARRELL MARSH & CO.
(An "S" Corporation)

## CONTENTS

December 31, 2012

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants

**ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP**

Certified Public Accountants & Profitability Consultants



# INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrell Marsh & Co.:

### *Report on the Financial Statements*

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (the "Company") as of December 31, 2012, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com  POLARIS

*Member of the Center for Public Company Audit Firms Section of the American Institute of Certified Public Accountants Division for CPA firms.*  INTERNATIONAL



overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farrell Marsh & Co. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## *Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations which have substantially reduced shareholder's equity, and which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 31, 2013

# FARRELL MARSH & CO.
(An "S" Corporation)

## STATEMENT OF FINANCIAL CONDITION

December 31, 2012

### Assets

| | | |
|---|---|---:|
| **Cash** | | $ 92,864 |
| **Note receivable**, net (Note 1) | | 130,333 |
| **Other assets** | | 7,851 |
| **Property and equipment**, net of accumulated depreciation of $465,426 | | 12,539 |
| | Total assets | $ 243,587 |

### Liabilities and Shareholder's Equity

| | | |
|---|---|---:|
| **Liabilities:** | | |
| Accrued expenses | | $ 62,690 |
| | Total liabilities | 62,690 |

**Commitments**

| | | |
|---|---|---:|
| **Shareholder's equity:** | | |
| Common stock, $0.10 par value; authorized 1,000 shares; 200 shares issued and outstanding | | 20 |
| Additional paid-in capital | | 911,246 |
| Retained earnings | | (368,247) |
| Treasury stock, at cost – 100 shares | | (362,122) |
| | Total shareholder's equity | 180,897 |
| | Total liabilities and shareholder's equity | $ 243,587 |

*The accompanying notes are an integral part of these financial statements.*

FARRELL MARSH & CO.
(An "S" Corporation)

## STATEMENT OF OPERATIONS

Year Ended December 31, 2012

**Revenues:**

| | |
|---|---:|
| Placement fees ( Note 1) | $ 304,758 |
| Other income | 1,764 |
| | 306,522 |

**Expenses:**

| | |
|---|---:|
| Officers' and employees' compensation and benefits | 229,723 |
| Occupancy cost | 18,927 |
| Other expenses | 129,842 |
| Total expenses | 378,492 |

| | |
|---|---:|
| **Net loss** | $ (71,970) |

*The accompanying notes are an integral part of these financial statements.*

FARRELL MARSH & CO.
(An "S" Corporation)

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2012

|  | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| Balance, January 1, 2012 | $ 20 | $ 805,246 | $ (246,277) | $ (362,122) | $ 196,867 |
| Contributions | - | 106,000 | - | - | 106,000 |
| Distributions | - | - | (50,000) | - | (50,000) |
| Net loss | - | - | (71,970) | - | (71,970) |
| Balance, December 31, 2012 | $ 20 | $ 911,246 | $ (368,247) | $ (362,122) | $ 180,897 |

*The accompanying notes are an integral part of these financial statements.*

## STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

**Cash flows from operating activities:**

| | |
|---|---|
| Net loss | $ (71,970) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 12,300 |
| Changes in operating assets and liabilities: | |
| Increase in notes receivable | (130,333) |
| Decrease in accounts receivable | 7,222 |
| Decrease in other assets | 1,476 |
| Decrease in security deposit | 3,298 |
| Increase in accrued expenses | 47,703 |
| Cash flows used in operating activities | (130,304) |

**Cash flows from financing activities:**

| | |
|---|---|
| Contributions | 106,000 |
| Distributions | (50,000) |
| Cash flows provided by financing activities | 56,000 |
| Net decrease in cash | (74,304) |

**Cash:**

| | |
|---|---|
| Beginning of year | 167,168 |
| End of year | $ 92,864 |

*The accompanying notes are an integral part of these financial statements.*

## NOTES TO FINANCIAL STATEMENTS

December 31, 2012

### 1. Nature of Operations and Summary of Significant Accounting Policies

#### Nature of Operations

Farrell Marsh & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD"). The Company raises discretionary capital for private equity, real estate, hedge funds and limited partnerships on a percentage fee basis. The Company does not arrange public offerings. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for custodial functions related to their securities. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

#### Basis of Presentation

The financial statements include the accounts of Farrell Marsh & Co. which reflect the Company's single business activity of investment banking.

#### Note Receivable

The note receivable arose from placement fees for capital that the Company raises on behalf of its client. The terms of the fees and the interest on the promissory note are dictated by placement agreements between the Company and its client. Interest income on the note receivable is accrued at a stated interest rate of 5.25% per annum, which is due and payable with each scheduled principal payment. One customer accounted for all of the note receivable as of December 31, 2012 which amounted to $130,333.

The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the customer's ability to pay. As of December 31, 2012 no allowance for doubtful accounts was considered necessary.

#### Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years. Maintenance and repairs are charged to expense as incurred.

#### Income Taxes

The Company has elected to be taxed as an "S" corporation. An "S" corporation generally pays no federal income taxes and passes through substantially all of its taxable income or loss to the shareholder of the Company. The Company is subject to certain state franchise taxes.

Although, as an "S" corporation, the Company's income or loss is taxed directly to the stockholder, the effects of an uncertain tax position, if any, may have an impact on the tax

FARRELL MARSH & CO.
(An "S" Corporation)

December 31, 2012

return of the stockholder. Therefore, accounting principles generally accepted in the United States of America ("GAAP") require that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination.

The Company's income tax returns for years 2009 through 2012 are subject to examination by federal, state, and local income tax authorities.

Revenue

Revenue consists of investment placement fees which are recorded when earned pursuant to contract terms, or when collected, if there are any uncertainties. Interest income on notes receivable is accrued as earned.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. **Concentration of Credit Risk**

As of December 31, 2012, there was no cash on deposit in excess of insured limits.

All of the Company's revenue was derived from two customers for the year ended December 31, 2012 and the Company has the risk of being unable to collect its fees (Note 1).

3. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash distributed if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012 the Company had net capital of $30,174 which was $25,174 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 2.0776 to 1 as of December 31, 2012.

4. **401(k) Retirement Plan**

The Company sponsors a 401(k) defined contribution plan for eligible employees. Participating employees may contribute up to 15% or up to $17,000 ($22,500 in 2012 for employees age 50 or older) of their eligible compensation. The Company made a discretionary matching contribution of $56,949 for the year ended December 31, 2012.

FARRELL MARSH & CO.
(An "S" Corporation)

December 31, 2012

5. <u>Going Concern</u>

The Company's financial statements have been presented on the basis that it is a going concern.

The Company incurred a net loss of $71,970 for the year ended December 31, 2012 and had net losses totaling $1,140,112 for the two prior years. The resulting cash outflow has threatened the Company's ability to continue as a going concern.

There can be no assurance that the Company will be able to attract new customers or otherwise earn the additional revenues necessary for it to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

6. <u>Subsequent Events</u>

The Company has evaluated its subsequent events through January 31, 2013, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.

# OTHER FINANCIAL INFORMATION

# FARRELL MARSH & CO.
(An "S" Corporation)

## OTHER FINANCIAL INFORMATION

Year Ended December 31, 2012

### Schedule A – Expenses

| | |
|---|---:|
| Employees' compensation | $ 135,000 |
| Payroll taxes and benefits | 94,723 |
| Total compensation benefits | 229,723 |
| Occupancy costs | 13,703 |
| Communications | 5,224 |
| Occupancy cost | 18,927 |
| Travel and auto expenses | 15,094 |
| Professional development and subscriptions | 1,741 |
| Office supplies and expenses | 28,496 |
| Outside services and postage | 25,528 |
| Professional fees | 28,667 |
| Depreciation | 12,300 |
| License and permits | 3,921 |
| Entertainment | 79 |
| Insurance | 1,874 |
| Taxes | 12,142 |
| Other expenses | 129,842 |
| Total expenses | $ 378,492 |

*See independent auditors' report.*

# SUPPLEMENTARY INFORMATION



# RSSM

**ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP**

*Certified Public Accountants & Profitability Consultants*

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying financial statements of Farrell Marsh & Co. (an "S" corporation) as of and for the year ended December 31, 2012, and have issued our report thereon dated January 31, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 31, 2013

# FARRELL MARSH & CO.
## (An "S" Corporation)

## SUPPLEMENTARY INFORMATION

Year Ended December 31, 2012

## Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

**Net capital:**

| | | |
|---|---|---|
| Total shareholder's equity | | $ 180,897 |
| Less non-allowable assets: | | |
| Other assets | | 150,723 |
| Net capital before haircuts | | 30,174 |
| Haircuts | | - |
| Net capital | | $ 30,174 |

**Aggregate indebtedness:**

| | | |
|---|---|---|
| Less the greater of: | | |
| 6-2/3% of aggregate indebtedness | $ 4,179 | |
| Minimum dollar net capital | 5,000 | $ 5,000 |
| Excess net capital | | $ 25,174 |
| Aggregate indebtedness | | $ 62,690 |
| Percentage of aggregate indebtedness to net capital | | 207.76% |

A reconciliation is not included as there are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

*See independent auditors' report on supplementary information.*



# RSSM

## ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP

*Certified Public Accountants & Profitability Consultants*

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Farrell Marsh & Co.:

In planning and performing our audit of the financial statements of Farrell Marsh & Co. (an "S" Corporation) (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Rosen Seymour Shapss Martin & Company LLP*

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 31, 2013

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants
14